01-11-28

02028910

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SEC MAIL PROCESSING RECEIVED MAY - 7 2002 WASH, D.C. 164 SECTION

SUPPL

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a press release

Sapa Profiles AB to make redundancies in Vetlanda and Finspång

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapa.se**

sapa.

Press Release

28 November 2001

Sapa Profiles AB to make redundancies in Vetlanda and Finspång

Sapa Profiler AB gives notice to 110 employees, of which 95 in Vetlanda and 15 in Finspång, both in Sweden. These redundancies affect both white collar and blue collar employees. Negotiations with union representatives will commence at these locations.

"All decisions that result in personnel reductions are difficult, but with the noticeably declining business climate and a more competitive environment, this decision has become unavoidable", says Kåre Wetterberg, Managing Director of Sapa Profiler.

During this year, structural measurements have been carried out in order to strengthen Sapas's competitiveness. A decision has already been made to close down two small production plants in Torsby and Skultuna and move production to Sapa Profiler's production plants in Vetlanda and Finspång.

Parallel with these changes, a thorough programme of measurements has been carried out covering the whole company in order to create a cost-efficient and even more customer-focused organisation. The main part of this programme is now completed.

These measurements lead altogether to annual cost savings within the Swedish profiles operations of MSEK 100.

"We have taken severe actions in order to meet the weakening demand. The measurements aim at strengthening our competitiveness and make us prepared for a market up-turn", says Kåre Wetterberg.

Sapa Profiler AB is the market leader for extruded, surface-treated and manufactured aluminium profiles in Sweden. Sapa Profiler AB employs 1500 people.

For further information please contact Eva Ekselius, Information Manager Sapa Profiler AB, telephone +46-383-942 89 or +46-70-664 08 54.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 15 billion SEK with 7,000 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is registered on the A-list of the OM Stockholm Exchange.

Further information about Sapa can be found on our web site; www.sapagroup.com

Sapa AB
...ss Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122
...-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com